# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Westrock Coffee Company, CIK 0001806347
CUSIP: 96145W103
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4009 N. Rodney Parham Road, 4th Floor, Little Rock, Arkansas (AR), 72212
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001014108-22-000136
Filed by CIK 0001427999

## Reporting persons
- The Stephens Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; sole voting power 0; shared voting power 9,252,632; sole dispositive power 0; shared dispositive power 9,252,632; aggregate amount beneficially owned 9,252,632 (9% of the class)
- SG-Coffee, LLC: type of reporting person: other (OO); member of a group; sole voting power 0; shared voting power 4,689,843; sole dispositive power 0; shared dispositive power 4,689,843; aggregate amount beneficially owned 4,689,843 (4.6% of the class)
- Elizabeth Stephens Campbell: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; sole voting power 0; shared voting power 9,252,632; sole dispositive power 0; shared dispositive power 9,252,632; aggregate amount beneficially owned 9,252,632 (9% of the class)
- W.R. Stephens, Jr.: type of reporting person: other (OO); citizenship or place of organization: Arkansas (AR); member of a group; sole voting power 0; shared voting power 9,252,632; sole dispositive power 0; shared dispositive power 9,252,632; aggregate amount beneficially owned 9,252,632 (9% of the class)

## Item 1. Issuer
Name of issuer: Westrock Coffee Company
Address of issuer's principal executive offices: 4009 N. Rodney Parham Road, 4th Floor, Little Rock, AR 72212

## Item 2. Person Filing
Name of person filing:
The Stephens Group, LLC
SG-Coffee, LLC
Elizabeth Stephens Campbell
W.R. Stephens, Jr.
Address of principal business office or, if none, residence: 100 River Bluff Drive, Suite 500, Little Rock, AR 72202
Citizenship: See Item 4 of each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page
Percent of class: See Item 11 of each cover page. 2,940,896 of the 9,252,632 total shares of Common Stock reported herein are shares of Common Stock issuable upon conversion of Series A Preferred Stock and 1,904,761 are shares of Common Stock issuable upon conversion of the Convertible Senior Note issued to SG-Coffee, LLC on November 4, 2025. The percent of class is calculated using a total of 102,403,619 shares of Common Stock representing the 97,557,962 shares of Common Stock deemed outstanding as of May 1, 2026, as reported in Form 10-Q filed by the Issuer on May 7, 2026, plus the 2,940,895 shares of Common Stock issuable upon conversion of Series A Preferred Stock and the 1,904,761 shares of Common Stock issuable upon conversion of the Convertible Senior Note held by the Persons Filing.
Sole power to vote or to direct the vote: See Item 5 of each cover page
Shared power to vote or to direct the vote: See Item 6 of each cover page
Sole power to dispose or to direct the disposition: See Item 7 of each cover page
Shared power to dispose or to direct the disposition: See Item 8 of each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4 and Exhibit 99.1. The Stephens Group, LLC is the sole manager of SG-Coffee, LLC and has voting and dispositive power over the shares held by SG-Coffee, LLC. The Stephens Group, LLC is beneficially owned by W.R. Stephens, Jr. and Elizabeth Stephens Campbell.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement

## Signatures
- The Stephens Group, LLC: /s/ William W. Kilgroe, William W. Kilgroe, Attorney-in-Fact (07/16/2026)
- SG-Coffee, LLC: /s/ William W. Kilgroe, William W. Kilgroe, Attorney-in-Fact (07/16/2026)
- Elizabeth Stephens Campbell: /s/ William W. Kilgroe, William W. Kilgroe, Attorney-in-Fact (07/16/2026)
- W.R. Stephens, Jr.: /s/ William W. Kilgroe, William W. Kilgroe, Attorney-in-Fact (07/16/2026)
Comment: A Power of Attorney authorizing William W. Kilgroe to act on behalf of these persons and entities has been previously filed with the Securities and Exchange Commission.